NEWS RELEASE

INTEROIL ANNOUNCES VICE PRESIDENT CAPITAL MARKETS

January 14, 2009 -- InterOil Corporation (IOL:TSX) (IOC:US NYSE Alternext) (IOC:POMSoX) today announced the appointment of Mr. Wayne Andrews as Vice President of Capital Markets.  Mr. Andrews joins InterOil from Raymond James and Associates Inc., where he was Managing Director of Exploration & Production Equity Research.
Focusing on the oil and natural gas industry, Wayne Andrews joined Raymond James in 1996 after spending three years as natural gas analyst at Schroder Wertheim.  Prior to joining Schroder’s he was the Vice President and Director of Research at John S. Herold Inc, a petroleum research and consulting firm.  He also spent five years as a senior geophysicist at Sun Company and Oryx Energy.  Mr. Andrews has been recognized in the Reuters Survey of the top analysts, the StartMine Top Analyst Survey and the Wall Street Journal Best on the Street Survey.  Mr. Andrews holds a Bachelor of Arts degree in geology from Franklin & Marshall College, a Master of Science degree in geology from the University of Delaware and a M.B.A. from Southern Methodist University.
“We are excited to have Wayne join the company,” said Mr. Phil Mulacek, Chief Executive Officer.  “Wayne’s reputation and experience in both the oil and gas industry as well as capital markets add value to our growing enterprise.”

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

InterOil News Release

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Cairns Qld, Australia
Phone:  +61 7 4046 4600

 InterOil News Release